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              October 20, 2021

       Ryan Drexler
       Chief Executive Officer
       MusclePharm Corp
       4500 Park Granada
       Suite 202
       Calabasas, CA 91302

                                                        Re: MusclePharm Corp
                                                            Form 10-K filed
March 29, 2021
                                                            Form 10-Q filed
August 16, 2021
                                                            File No. 0-53166

       Dear Mr. Drexler:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




              Sincerely,


              Division of Corporation Finance

              Office of Life Sciences